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ALEXANDER C. KARAMPATSOS

alexander.karampatsos@dechert.com
+1 202 261 3402 Direct

April 24, 2025

VIA EDGAR

Ms. Christina DiAngelo Fettig

Mr. David L. Orlic

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	iDirect Private Credit Fund, L.P.
Registration Statement on Form N-2
File Nos. 333-283577 and 811-24031

Dear Ms. DiAngelo Fettig and Mr. Orlic:

This letter responds to comments that Ms. DiAngelo Fettig conveyed in telephonic discussion with Alexander C. Karampatsos and Katherine T. Hurley on March 10, 2025 and comments that Mr. Orlic conveyed in a telephonic discussion with Mr. Karampatsos and Ms. Hurley on March 21, 2025 and in a telephonic discussion with Mr. Karampatsos on March 31, 2025, with respect to Pre-Effective Amendment No. 1 to the registration statement filed on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 21, 2025 on behalf of iDirect Private Credit Fund, L.P. (the “Fund”), and the Fund’s prior correspondence filing made on February 21, 2025 (the “Prior Correspondence”). The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Capitalized terms have the meanings attributed to such terms in the Registration Statement and/or the Prior Correspondence.

Concurrently with this letter, the Fund is filing Pre-Effective Amendment No. 2 to its Registration Statement, which reflects the disclosure changes discussed below.

On behalf of the Fund, set forth below are the comments of the SEC staff (“Staff”) along with our responses to or any supplemental explanations of such comments, as requested.

Accounting Comments

1.	Comment: The Staff notes that footnote 6 to the fee table states that “the Fund will pay for organizational expenses up to a limit of $500,000.” Please clarify whether this arrangement is included in an agreement between the Fund and the Adviser.

Response: The Fund and the Adviser have entered into a separate agreement reflecting the limitation of organizational expenses. The agreement has been filed as an exhibit to Pre-Effective Amendment No. 2.

2.	Comment: The Registration Statement includes a definition for “Extraordinary Expenses;” however, the definition does not appear in the Expense Limitation and Reimbursement Agreement (the “Agreement”). Please include the definition in the Agreement.

Response: The Fund has revised the Agreement accordingly.

3.	Comment: The disclosure in the section titled “Organizational and Offering Costs” states that “[a]ll organizational and offering costs of the Fund paid by the Adviser shall be subject to reimbursement pursuant to the Expense Limitation Agreement;” however, the Agreement excludes organizational expenses. Please clarify the disclosure to align with the Agreement.

Response: The Fund has revised the disclosure accordingly.

Legal Comments

4.	Comment: Please disclose in an appropriate location in the prospectus the exclusive federal forum provision and the corresponding risks (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum and that there is question regarding the enforceability of this provision since the federal securities laws permit shareholders to bring claims arising thereunder in both state and federal courts).

Response: The Fund has revised the disclosure accordingly.

5.	Comment: Please disclose in an appropriate location in the prospectus that shareholders waive the right to a jury trial.

Response: The Fund has revised the disclosure accordingly.

6.	Comment: Please confirm whether the Excess Deal Flow is publicly available. Please provide more specificity regarding the manner in which the Excess Deal Flow is provided to the Fund, including if the Fund is provided with the amount and nature of the Core Managers’ holdings in the Excess Deal Flow investments.

Response: The Fund confirms that information regarding the Excess Deal Flow will not be publicly available. Each Core Manager first reviews any investment opportunities to determine whether it wishes to proceed with an investment opportunity and the appropriate allocation for such investment among the various funds and separate accounts advised by the Core Manager, which, for the avoidance of doubt, does not include the Fund. Following the Core Managers’ internal allocations, the Core Managers may present Excess Deal Flow, if any, to the Fund. We note that often times the Core Managers’ funds and separate accounts will acquire the entire amount of the particular investment opportunity, and under those circumstances the Core Managers will not provide Excess Deal Flow to the Fund. The Adviser is provided with material information relating to the investments, including the amount and nature of the Core Managers’ holdings, and the Adviser makes the sole investment decision to invest on behalf of the Fund. Similar to any other third party with whom the Core Managers interact in a similar manner, the Adviser is made aware of the Core Managers’ holdings in an investment opportunity.

7.	Comment: Please provide additional detail regarding the structure of the transaction fees and the compensation paid to the Core Managers in connection with the Fund’s investments in Excess Deal Flow.

Response: With respect to the Excess Deal Flow, each Core Manager receives a sourcing markup on the value of each direct loan acquired by the Fund and sourced by the Core Manager. In addition, the Fund has engaged each Core Manager to provide daily valuation related services to the Fund with respect to the valuation of the Fund's investments sourced by the Core Manager, which valuation services will be provided by the Core Managers if/when the Fund acquires a loan sourced by the respective Core Manager. In exchange for such daily valuation services and upon the daily valuation of the Fund’s investment portfolio, the Fund will provide an ongoing administrative fee to each Core Manager at the annual rate of 0.15% of the loans valued by such Core Manager.

8.	Comment: Please discuss the Core Managers due diligence process, including due diligence related to Excess Deal Flow.

Response: Each Core Manager considers a number of factors when evaluating investment opportunities for its funds and separate accounts, including a company’s positioning within a particular industry; historical financial information and projected results; geographic location; business strategy and potential for sustainability; ability to service interest payments; leverage levels; capital structure; previous investment cycles; refinancing schedule; comparable company metrics; and previous transactions with similarly situated companies. The Core Managers typically conduct meetings with a company’s management team and the financial sponsor of the business.  In addition, the Core Managers review and/or commission, as necessary, third parties to prepare due diligence reports with respect to: accounting, tax, industry /market dynamics, human resources/benefits, legal, environmental, information technology and insurance. There is no additional Core Manager due diligence related to Excess Deal Flow as the Fund is not a client of a Core Manager.

9.	Comment: Please advise as to whether the Fund or the Adviser provides specific criteria for the Core Managers to consider when sourcing investments or determining when the Core Managers should pass along Excess Deal Flow to the Fund.

Response: There are no criteria set forth by the Fund or the Adviser for the Core Managers to consider. Each Core Manager passes along credit-related Excess Deal Flow, if any, for the Adviser’s consideration.

10.	Comment: Please more specifically disclose the unique conflicts of interest presented by the Core Managers, including: (i) the conflicts of the Adviser to invest in any Excess Deal Flow recommended by the CIMs and (ii) the conflicts of the Core Managers to pass along investments to the Fund that may not be in the best interest of the Fund, but which could increase the assets under management and fees collected by the Core Managers in managing their own funds.

Response: To clarify, the Core Managers do not make recommendations to the Fund or the Adviser to invest in Excess Deal Flow. The Fund has revised the conflicts disclosure accordingly in response to this comment.

11.	Comment: Please supplementally advise on the amount of economic interest each Core Manager holds in the Adviser and in the Fund. Please also explain how the Fund is defining non-voting economic interests (i.e., further explain the nature of these interests and the material rights with respect to the Adviser). Please provide any legal basis for asserting that the Core Managers are not affiliates of the Fund or the Adviser (including any No-Action Letters).

Response: Each Core Manager holds economic interests set forth in the table below:

Core Member	Economic Interest Held in the Adviser	Economic Interest Held in the Fund
Audax Private Debt	10.375%	0.0%
Bain Capital Credit	10.375%	0.0%
Charlesbank Credit	14.250%	0.0%

The Fund defines non-voting economic interests in a manner consistent with the definition of “voting security” under Section 2(a)(42) of the 1940 Act, which is defined as “any security presently entitling the owner or holder thereof to vote for the election of directors of a company.” The SEC has interpreted a voting security also to include the right to vote for an equivalent governing body of an entity. Each Core Manager holds a non-voting Class B interest in the Adviser. An iCapital affiliate serves as the managing member of the Adviser and holds a 52.727% Class A economic interest and 100% of the voting interest in the Adviser. The iCapital managing member has sole control over the day-to-day management of the Adviser. As a result, the iCapital managing member is presumed to control and in fact does control the day-to-day management of the Adviser. The iCapital managing member has sole authority to provide the Adviser with resources and personnel to allow the Adviser to provide its advisory services to the Fund. The iCapital managing member has sole authority to appoint the Adviser’s officers. As a Class B Member, each Core Manager has NO right to elect, appoint or replace the iCapital managing member. As a Class B Member, each Core Manager does have certain limited voting rights in respect of certain extraordinary matters, including, among other matters, effecting a merger of the Adviser or other extraordinary transaction relating to the Adviser, a liquidation or reorganization of the Adviser, any borrowing of money by the Adviser in excess of a certain amount, or entering into any revenue sharing arrangement in excess of a certain amount. As a Class B Member, each Core Manager also has the right to vote on whether the Adviser should recommend to the Fund’s Board of Trustees, among other matters, (i) the ceasing of the Fund’s continuous offering, (ii) any listing of the Fund’s securities on a stock exchange, or (iii) any dissolution or merger of the Fund. The Core Managers’ limited consent rights are structured to protect their economic interests in the Adviser.

The Staff has recognized that a significant economic interest, decoupled from voting rights, does not create a presumption of control under the 1940 Act.1 Here, a 10%-14% economic interest without voting rights, would clearly not establish a control relationship or an affiliate relationship because the Core Managers do not hold the Adviser's voting securities.

[1]	See e.g., American Century Cos., Inc. (pub. avail. Dec. 23, 1997) (“American Century”). In the American Century no-action letter, the Staff considered JP Morgan & Co.’s acquisition of a 45% economic interest in the common stock of American Century Companies (“ACC”), which conferred 10.83% of the voting power of ACC. As part of this transaction, JP Morgan & Co. also acquired the right to appoint 20% of ACC’s board, along with certain minority shareholder consent rights and limited management replacement rights. In granting the requested no-action assurances, the Staff concluded that the ACC transaction would not constitute an assignment of ACC’s investment advisory contracts because the transaction (i) would not change the existing control of ACC, (ii) was structured to preserve the current management and control relationships, and (iii) gave JP Morgan & Co. only minority shareholder rights that would not enable it to exercise a controlling influence over the management or policies of ACC. See also Investment Company Institute, SEC No-Action Letter (pub. avail. Mar 12, 2009) (“ICI”). Although the Staff did not expressly agree with the analysis set forth in the ICI no-action letter, the Staff did provide no-action assurance to the ICI. The analysis in the ICI no-action letter concluded that an entity that would not own more than five percent of the outstanding voting securities of a fund (but may own all of the preferred stock of the fund), and that would have the ability to elect unilaterally a number of directors to the fund which did not constitute a majority of the board of directors “is insufficient to control the [f]und, absent other evidence of the power to influence management.”

In addition, affiliation is not established under Section 2(a)(3)(A) or Section 2(a)(3)(B) because the Core Managers do not hold any voting securities of the Adviser. The Core Managers do not have the right to elect, appoint, approve or remove the managing member of the Adviser nor any other persons occupying a management role at the Adviser. As a result, notwithstanding that each Core Manager owns more than a 5% economic interest in the Adviser, each Core Manager does not own voting securities of the Adviser and, therefore, should not be treated as an affiliate of the Adviser. None of the other prongs of the affiliate definition in Section 2(a)(3) apply to the Core Managers.

The Core Managers do not own any economic interest in the Fund and, therefore, are not first tier affiliates of the Fund. Based on our analysis above that each Core Manager is not an affiliate of the Adviser, each Core Manager is not a second tier affiliate of the Fund.

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Should you have any questions or comments, please contact the undersigned at 202.261.3402.

Sincerely,

/s/ Alexander Karampatsos
Alexander Karampatsos